UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 25, 2006

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
January 25, 2006

Item 2.02 Results of Operations and Financial Condition

On January 25, 2006, First Midwest Bancorp, Inc. issued a press release announcing its earnings results for the quarter ended December 31, 2005. This press release, dated January 25, 2006, is attached as Exhibit 99 to this report.

Item 9.01 Financial Statements and Exhibits

(a) and (b) not applicable

(c) Exhibit Index:

99   Press Release issued by First Midwest Bancorp, Inc. dated January 25, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: January 25, 2006   /s/ STEVEN H. SHAPIRO

Steven H. Shapiro
Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
One Pierce Place, Suite 1500
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO]

First Midwest Bancorp, Inc.

FOR IMMEDIATE RELEASE

TRADED: Nasdaq
SYMBOL: FMBI

CONTACT: Michael L. Scudder

EVP, Chief Financial Officer
(630) 875-7283
Steven H. Shapiro
EVP, Corporate Secretary
(630) 875-7345
www.firstmidwest.com

FIRST MIDWEST REPORTS SOLID FULL YEAR
AND FOURTH QUARTER 2005 RESULTS

- **Record Net Income: $101.4 Million for Full Year 2005**

- **Solid Profitability: ROAA of 1.44% and ROAE of 18.8% for 2005**

- **Solid Corporate Loan Growth: Up 8.2% vs. 4Q04**

- **Improved Fee-Based Revenue: Up 9.6% vs. 4Q04**

- **Lower Nonperforming Assets: 35.2% Decrease vs. 4Q04**

- **Restructuring Lowers 4Q05 Performance: EPS Down $0.05 vs. 4Q04**

ITASCA, IL, JANUARY 25, 2006 – First Midwest Bancorp, Inc. ("First Midwest") **(Nasdaq: FMBI)** today reported net income for the quarter ended December 31, 2005 of $22.6 million, or $0.49 per diluted share, as compared to $25.2 million, or $0.54 per diluted share, for fourth quarter 2004. Fourth quarter 2005 results included $6.2 million in securities losses and $679,000 in employee severance costs, and fourth quarter 2004 included $2.9 million in securities gains. Excluding these items, net income for fourth quarter 2005 would have increased 18.0% on a per diluted share basis to $26.8 million, or $0.59 per diluted share, from net income of $23.5 million, or $0.50 per diluted share, in fourth quarter 2004. First Midwest's annualized return on average assets was 1.25% for fourth quarter 2005 as compared to 1.46% for fourth quarter 2004. Annualized return on average equity was 16.6% for fourth quarter 2005 as compared to 18.6% for fourth quarter 2004.

First Midwest's net income for 2005 increased 4.2% on a per diluted share basis to a record $101.4 million, or $2.21 per diluted share, from net income of $99.1 million, or $2.12 per diluted share, in 2004. In 2005, First Midwest's return on average assets was 1.44% as compared to 1.45% in 2004. First Midwest's return on average equity was 18.8% in 2005 as compared to 18.7% in 2004.

"2005 represented another strong year for First Midwest as measured by the fundamentals of profitability, asset formation, fee-based revenue growth and asset quality," commented First Midwest President and Chief Executive Officer, John M. O'Meara. "We, at the same time, continue to build the future strength of our franchise through measured balance sheet restructuring, a modest rationalization of our personnel complement and a meaningful return to distribution enhancement through the proposed acquisition of more than thirty Chicagoland branches in 2006."

2006 Outlook

"The synergies which our 2005 activities have created put us in a strong position to continue our forward momentum in 2006," O'Meara said. "We are especially encouraged by the values inherent in the Bank Calumet franchise represented by a strong depository base coupled with a marketplace that has strong loan expansion potential. While the challenges of a flat yield curve offer little prospect of reversing in the near term, and the competitive response in the marketplace remains vigorous, we expect 2006 earnings to be in the range of $2.42 to $2.50 per diluted share. This estimate takes into account a decrease of $0.04 per diluted share for the expensing of stock options, which is expected to be offset in part by an increase of $0.03 per diluted share resulting from the Bank Calumet acquisition anticipated to begin in the second quarter of 2006."

Net Interest Margin

First Midwest's net interest income grew 1.6% to $59.3 million in fourth quarter 2005 as compared to $58.4 million in 2004's fourth quarter.

Net interest margin for fourth quarter 2005 was 3.79%, down from 3.94% for fourth quarter 2004 and 3.88% for third quarter 2005. The decrease from third quarter 2005 to fourth quarter 2005 reflects the combined impact of the flat interest rate curve on interest-earning asset yields and increasing liability costs as the deposit mix shifted in response to higher interest rates and competitive pricing.

Loan and Deposit Growth

First Midwest's total loans as of December 31, 2005 grew 4.1% to $4.3 billion, an increase of $170.9 million as compared to December 31, 2004, as growth in corporate and real estate 1-4 family lending of $312.1 million offset planned declines in consumer indirect lending of $134.5 million. Excluding consumer indirect lending, total loans would have been up 7.9%. Corporate loans, representing commercial, real estate commercial, real estate construction and agricultural lending, increased 8.2% from December 31, 2004.

Total average deposits for fourth quarter 2005 were $5.1 billion, an increase of 3.6% as compared to fourth quarter 2004, largely as the result of a 20.1% increase in time deposits. Average time deposits for fourth quarter 2005 in comparison to fourth quarter 2004 reflect the combined impact of targeted sales promotions and higher levels of brokered deposits. The increase in time deposit balances was partially offset by decreases in savings, NOW and money market balances as consumer preferences changed in response to the higher level of interest rates and time deposit promotions.

Noninterest Income and Expense

Noninterest income in fourth quarter 2005 was $14.4 million as compared to $24.1 million in 2004. Fourth quarter 2005 included $6.2 million in securities losses, and fourth quarter 2004 included $2.9 million in securities gains and $1.7 million in gains related to the sale of various assets. Excluding this activity from both periods, noninterest income would have totaled $20.6 million for fourth quarter 2005, an increase of 5.4% as compared to fourth quarter 2004, reflecting solid growth in fee-based revenues. Fee-based revenues totaled $18.5 million for fourth quarter 2005, an increase of 9.6% as compared to fourth quarter 2004. For full year 2005, noninterest income totaled $74.6 million, as compared to $79.4 million for full year 2004. Fee-based revenues for full year 2005 totaled $70.6 million, an increase of 8.4% as compared to full year 2004.

Noninterest expense for fourth quarter 2005 totaled $42.6 million as compared to $42.8 million for fourth quarter 2004. Fourth quarter 2005 results included $679,000 in severance costs related to certain employees electing accelerated retirement. For full year 2005, noninterest expense totaled $165.7 million as compared to $163.3 million in 2004. First Midwest's efficiency ratio was 49.8% for fourth quarter 2005 as compared to 50.4% for fourth quarter 2004 and 49.4% for third quarter 2005.

Credit Quality

As of December 31, 2005, nonperforming assets, including foreclosed real estate, represented 0.35% of loans plus foreclosed real estate as compared to 0.55% as of December 31, 2004, and approximated First Midwest's historical low of 0.34% as of June 30, 2005. Nonperforming assets as of December 31, 2005 totaled $14.9 million, down 35.2% from $22.9 million as of December 31, 2004. Loans past due 90 days and still accruing interest totaled $9.0 million as of December 31, 2005, down from $10.4 million as of September 30, 2005 and up from $2.7 million as of December 31, 2004.

Net charge-offs for full year 2005 totaled $9.3 million, or 0.22% of average loans, down $3.4 million, or 26.6% from full year 2004. As of December 31, 2005, the reserve for loan losses stood at 1.31% of total loans and represented 470% of nonperforming loans.

Capital Management

As of December 31, 2005, First Midwest's Total Risk Based Capital ratio was 11.76%, compared to 11.52% as of December 31, 2004. The Tier 1 Risk Based Capital ratio was 10.72%, compared to 10.45% as of December 31, 2004. First Midwest's Tier 1 Leverage Ratio was 8.16% as of December 31, 2005 and as of December 31, 2004.

During the fourth quarter of 2005, First Midwest paid dividends of $0.275 per share, up 14.6% from $0.24 per share for the fourth quarter 2004. In 2005, First Midwest repurchased 857,444 shares of its common stock at an average price of $34.98 per share, substantially all of which were purchased prior to September 30, 2005. As of December 31, 2005, approximately 2.1 million shares remained under First Midwest's existing repurchase authorization. First Midwest anticipates suspension of share repurchase activity in 2006, as it looks to rebuild tangible capital given the expected cash acquisition of Bank Calumet in early second quarter 2006.

About First Midwest

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 70 offices located in 50 communities, primarily in northeastern Illinois. First Midwest was the only bank named by *Chicago* magazine as one of the 25 best places to work in Chicago.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements in this news release that are forward-looking statements are subject to various risks and uncertainties, including those factors described in First Midwest's 2004 Form 10-K and other filings with the U.S. Securities and Exchange Commission. In addition, these forward-looking statements are also subject to the timing of the closing of the acquisition, the impact of mark-to-market adjustments required by purchase accounting and issues that may arise in connection with the integration of Bank Calumet, including the inability to achieve expected cost savings within the expected time frame as well as market conditions that may impact the pricing of securities to be offered by the Company to finance the acquisition. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. First Midwest does not intend to update this information and disclaims any legal obligation to the contrary. Historical information is not necessarily indicative of future performance.

Accompanying Financial Statements and Tables

Accompanying this press release is the following unaudited financial information:

- Operating Highlights, Balance Sheet Highlights and Stock Performance Data (1 page)
- Condensed Consolidated Statements of Condition (1 page)
- Condensed Consolidated Statements of Income (1 page)
- Selected Quarterly Data and Asset Quality (1 page)

Press Release and Additional Information Available on Website

This press release, the accompanying financial statements and tables and certain additional unaudited selected financial information (totaling 3 pages) are available through the "Investor Relations" section of First Midwest's website at *www.firstmidwest.com*.

Operating Highlights

Unaudited

(Amounts in thousands except per share data)	Quarters Ended December 31, 2005		Quarters Ended December 31, 2004	Years Ended December 31, 2005		Years Ended December 31, 2004
Net income	$	**22,630**	$ 25,220	$	**101,377**	$ 99,136
Diluted earnings per share	$	**0.49**	$ 0.54	$	**2.21**	$ 2.12
Return on average equity		**16.58%**	18.57%		**18.83%**	18.68%
Return on average assets		**1.25%**	1.46%		**1.44%**	1.45%
Net interest margin		**3.79%**	3.94%		**3.87%**	3.91%
Efficiency ratio		**49.76%**	50.43%		**49.44%**	50.11%

Balance Sheet Highlights

Unaudited

(Amounts in thousands except per share data)	**Dec. 31, 2005**		Dec. 31, 2004
Total assets	$	**7,210,151**	$ 6,863,381
Total loans		**4,306,191**	4,135,278
Total deposits		**5,147,832**	4,905,378
Stockholders' equity		**544,068**	532,038
Book value per share	$	**11.99**	$ 11.55
Period end shares outstanding		**45,387**	46,065

Stock Performance Data

Unaudited

	Quarters Ended December 31, 2005		Quarters Ended December 31, 2004	Years Ended December 31, 2005		Years Ended December 31, 2004
Market Price:						
Quarter End	$	**35.06**	$ 36.29	$	**35.06**	$ 36.29
High	$	**39.25**	$ 38.30	$	**39.25**	$ 38.30
Low	$	**34.66**	$ 33.70	$	**31.25**	$ 31.13
Quarter end price to book value		**2.9 x**	3.1 x		**2.9 x**	3.1 x
Quarter end price to consensus estimated 2005 earnings		**15.9 x**	N/A		**15.9 x**	N/A
Dividends declared per share	$	**0.275**	$ 0.240	$	**1.015**	$ 0.900

Condensed Consolidated Statements of Condition

	December 31,	
(Amounts in thousands)	**2005**	2004
	Unaudited [1]	*Audited*
Assets		
Cash and due from banks	**$ 157,070**	$ 119,880
Funds sold and other short-term investments	**5,908**	4,581
Securities available for sale	**2,286,630**	2,179,438
Securities held to maturity, at amortized cost	**56,772**	64,576
Loans	**4,306,191**	4,135,278
Reserve for loan losses	**(56,393)**	(56,718)
Net loans	**4,249,798**	4,078,560
Premises, furniture and equipment	**95,345**	89,003
Investment in corporate owned life insurance	**156,441**	151,359
Goodwill and other intangible assets	**95,997**	96,712
Accrued interest receivable and other assets	**106,190**	79,272
Total assets	**$ 7,210,151**	$ 6,863,381
Liabilities and Stockholders' Equity		
Deposits	**$ 5,147,832**	$ 4,905,378
Borrowed funds	**1,294,532**	1,218,332
Junior subordinated debentures	**130,092**	129,294
Accrued interest payable and other liabilities	**93,627**	78,339
Total liabilities	**6,666,083**	6,331,343
Common stock	**569**	569
Additional paid-in capital	**60,760**	61,918
Retained earnings	**762,575**	707,435
Accumulated other comprehensive (loss) income	**(8,284)**	10,115
Treasury stock, at cost	**(271,552)**	(247,999)
Total stockholders' equity	**544,068**	532,038
Total liabilities and stockholders' equity	**$ 7,210,151**	$ 6,863,381

(1) *While unaudited, the 2005 Condensed Consolidated Statement of Condition has been prepared in accordance with U.S. generally accepted accounting principles and is derived from the 2005 financial statements upon which Ernst & Young LLP, First Midwest's independent external auditor, will issue an audit opinion upon completion of their audit procedures.*

Condensed Consolidated Statements of Income	Quarters Ended December 31,		Years Ended December 31,	
(Amounts in thousands except per share data)	**2005**	2004	**2005**	2004
	Unaudited [1]	*Unaudited* [1]	*Unaudited* [2]	*Audited*
Interest Income				
Loans	**$ 73,503**	$ 59,033	**$ 266,925**	$ 225,099
Securities	**26,412**	22,580	**99,404**	89,610
Other	**115**	152	**371**	633
Total interest income	**100,030**	81,765	**366,700**	315,342
Interest Expense				
Deposits	**26,174**	15,539	**86,675**	57,432
Borrowed funds	**12,363**	5,780	**35,834**	20,980
Junior subordinated debentures	**2,144**	2,053	**8,341**	8,066
Total interest expense	**40,681**	23,372	**130,850**	86,478
Net interest income	**59,349**	58,393	**235,850**	228,864
Provision for Loan Losses	**2,780**	5,350	**8,930**	12,923
Net interest income after provision for loan losses	**56,569**	53,043	**226,920**	215,941
Noninterest Income				
Service charges on deposit accounts	**8,308**	7,682	**30,199**	28,837
Trust and investment management fees	**3,059**	3,005	**12,593**	11,888
Other service charges, commissions, and fees	**4,479**	3,739	**17,572**	15,147
Card-based fees	**2,615**	2,413	**10,207**	9,252
Subtotal, fee-based revenues	**18,461**	16,839	**70,571**	65,124
Corporate owned life insurance income	**1,437**	1,195	**5,163**	4,939
Security (losses) gains, net	**(6,152)**	2,872	**(3,315)**	8,222
(Losses) on early extinguishments of debt	**-**	-	**-**	(2,653)
Other	**664**	3,170	**2,193**	3,749
Total noninterest income	**14,410**	24,076	**74,612**	79,381
Noninterest Expense				
Salaries and employee benefits	**23,991**	25,291	**95,179**	92,171
Net occupancy expense	**4,340**	4,176	**16,618**	16,015
Equipment expenses	**2,117**	2,242	**8,555**	8,847
Technology and related costs	**1,513**	1,304	**5,677**	6,681
Other	**10,617**	9,784	**39,674**	39,624
Total noninterest expense	**42,578**	42,797	**165,703**	163,338
Income before taxes	**28,401**	34,322	**135,829**	131,984
Income tax expense	**5,771**	9,102	**34,452**	32,848
Net Income	**$ 22,630**	$ 25,220	**$ 101,377**	$ 99,136
Diluted Earnings Per Share	**$ 0.49**	$ 0.54	**$ 2.21**	$ 2.12
Dividends Declared Per Share	**$ 0.275**	$ 0.240	**$ 1.015**	$ 0.900
Weighted Average Diluted Shares Outstanding	**45,753**	46,664	**45,893**	46,860

(1) *While unaudited, the Condensed Consolidated Statements of Income for the quarters ended December 31, 2005 and 2004 have been prepared in accordance with U.S. generally accepted accounting principles and are derived from quarterly financial statements.*

(2) *While unaudited, the Condensed Consolidated Statement of Income for the year ended December 31, 2005 has been prepared in accordance with U.S. generally accepted accounting principles and is derived from the 2005 financial statements upon which Ernst & Young LLP, First Midwest's independent external auditor, will issue an audit opinion upon completion of their audit procedures.*

Selected Quarterly Data

Unaudited	Year to Date		Quarters Ended				
(Amounts in thousands except per share data)	**12/31/05**	12/31/04	**12/31/05**	9/30/05	6/30/05	3/31/05	12/31/04
Net interest income	$ **235,850**	$ 228,864	$ **59,349**	$ 59,981	$ 59,411	$ 57,109	$ 58,393
Provision for loan losses	**8,930**	12,923	**2,780**	1,200	1,800	3,150	5,350
Noninterest income	**74,612**	79,381	**14,410**	20,383	19,673	20,146	24,076
Noninterest expense	**165,703**	163,338	**42,578**	42,108	41,245	39,772	42,797
Net income	**101,377**	99,136	**22,630**	27,030	26,510	25,207	25,220
Diluted earnings per share	$ **2.21**	$ 2.12	$ **0.49**	$ 0.59	$ 0.58	$ 0.55	$ 0.54
Return on average equity	**18.83%**	18.68%	**16.58%**	19.76%	19.85%	19.14%	18.57%
Return on average assets	**1.44%**	1.45%	**1.25%**	1.51%	1.52%	1.49%	1.46%
Net interest margin	**3.87%**	3.91%	**3.79%**	3.88%	3.93%	3.87%	3.94%
Efficiency ratio	**49.44%**	50.11%	**49.76%**	49.39%	48.75%	49.88%	50.43%
Period end shares outstanding	**45,387**	46,065	**45,387**	45,385	45,399	45,732	46,065
Book value per share	$ **11.99**	$ 11.55	$ **11.99**	$ 11.81	$ 11.83	$ 11.35	$ 11.55
Dividends declared per share	$ **1.015**	$ 0.900	$ **0.275**	$ 0.250	$ 0.250	$ 0.240	$ 0.240

Asset Quality

Unaudited	Year to Date		Quarters Ended				
(Amounts in thousands)	**12/31/05**	12/31/04	**12/31/05**	9/30/05	6/30/05	3/31/05	12/31/04
Nonaccrual loans	$ **11,990**	$ 19,197	$ **11,990**	$ 12,206	$ 11,419	$ 16,407	$ 19,197
Foreclosed real estate	**2,878**	3,736	**2,878**	2,711	2,905	3,270	3,736
Loans past due 90 days and still accruing.	**8,958**	2,658	**8,958**	10,386	7,463	4,625	2,658
Nonperforming loans to loans	**0.28%**	0.46%	**0.28%**	0.28%	0.27%	0.39%	0.46%
Nonperforming assets to loans plus foreclosed real estate	**0.35%**	0.55%	**0.35%**	0.35%	0.34%	0.47%	0.55%
Nonperforming assets plus loans past due 90 days to loans plus foreclosed real estate	**0.55%**	0.62%	**0.55%**	0.59%	0.52%	0.58%	0.62%
Reserve for loan losses to loans	**1.31%**	1.37%	**1.31%**	1.31%	1.33%	1.35%	1.37%
Reserve for loan losses to nonperforming loans	**470%**	295%	**470%**	461%	493%	343%	295%
Provision for loan losses	$ **8,930**	$ 12,923	$ **2,780**	$ 1,200	$ 1,800	$ 3,150	$ 5,350
Net loan charge-offs	**9,255**	12,609	**2,670**	1,179	1,782	3,624	5,339
Net loan charge-offs to average loans	**0.22%**	0.30%	**0.25%**	0.11%	0.17%	0.36%	0.51%